

Cheryl (Wenger) M.

(She/Her)
Currently a Board Member at Harmony Turbines as well as a Senior Programmer Analyst at Penn State Milton S. Hershey Medical Center.

Hershey, Pennsylvania, United States ·

Contact info

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 **Harmony Turbines**

Capital College, Pennsylvania State...

Experience



Board Member
Harmony Turbines
Aug 2020 – Present · 1 yr 1 mo



Programmer Analyst
Penn State Milton S. Hershey Medical Center
Jun 2014 – Present · 7 yrs 3 mos

Founder, Smoothie Queen and Dishwasher
Somehow Healthy · Self-employed
Jan 2019 – Dec 2020 · 2 yrs
Hershey, Pennsylvania, United States

Somehow Healthy was a smoothie food truck, dedicated to providing healthy, whole-food, fresh-made smoothies, sandwiches, soups and snacks, without the sugary add-ins

Founder, Baker & Chief Pan Scrubber

The Cupcake Foundry · Freelance

Oct 2014 – Dec 2019 · 5 yrs 3 mos

Hershey, PA

I am a self-taught home-baker, pursuing opportunities to expand my horizons and practical experience in the realm of baking through this donation-based venture called "The Cupcake Foundry".



HRIS Analyst II

Ahold USA

Sep 2013 – May 2014 · 9 mos

United States

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Education

Capital College, Pennsylvania State University

Master's degree, Computer and Information Sciences, General

2010 – 2013

Masters Degree - general IS degree including studies in programming, database design, networking and project management.



Messiah College

Bachelor's degree, Human Resources Management

1995 – 2000

Volunteer experience

Volunteer Baker

Ronald McDonald House Charities of Hershey, PA

Jul 2014 – Dec 2019 · 5 yrs 6 mos

Health

I occasionally bake goodies for the guests of the Ronald McDonald House Charities in Hershey, PA.



